UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TAPIMMUNE INC.

(Name of Issuer)

COMMON, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

876033408

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876033408		Page 2 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 5,300,002*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 5,300,002*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,002*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

* As of the filing date and as described in Items 4, 5(a) and 5(b), Eastern Capital Limited beneficially owns 3,633,334 shares of Common Stock and 1,666,668 shares of Common Stock issuable upon exercise of the Series A-1 Warrant, Series D-1 Warrant, Series E-1 Warrant or the Series F-1 Warrant. As described in Item 6, all warrants are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 49.9% (the “Maximum Percentage”) of the Common Stock after giving effect to such exercise.

CUSIP No. 876033408		Page 3 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 5,300,002*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 5,300,002*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,002*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

* As of the filing date and as described in Items 4, 5(a) and 5(b), Portfolio Services Ltd. beneficially owns 3,633,334 shares of Common Stock and 1,666,668 shares of Common Stock issuable upon exercise of the Series A-1 Warrant, Series D-1 Warrant, Series E-1 Warrant or the Series F-1 Warrant. As described in Item 6, all warrants are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 49.9% (the “Maximum Percentage”) of the Common Stock after giving effect to such exercise.

CUSIP No. 876033408		Page 4 of 8

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 5,300,002*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 5,300,002*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,002*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*As of the filing date and as described in Items 4, 5(a) and 5(b), Kenneth B. Dart beneficially owns 3,633,334 shares of Common Stock and 1,666,668 shares of Common Stock issuable upon exercise of the Series A-1 Warrant, Series D-1 Warrant, Series E-1 Warrant or the Series F-1 Warrant. As described in Item 6, all warrants are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 49.9% (the “Maximum Percentage”) of the Common Stock after giving effect to such exercise.

CUSIP No. 876033408	Page 5 of 8

Item 1.  Security and Issuer.

This Amendment No. 8 to Schedule 13D (the “Schedule 13D”) relates to the common stock (“Common Stock”) of TapImmune Inc. (the “Issuer”), whose principal executive offices are located at 5 West Forsyth Street, Suite 200, Jacksonville, FL 32202, United States.

Item 2.  Identity and Background.

This Amendment No. 8 to Schedule 13D (the “Schedule 13D”) is being filed by Eastern Capital Limited, Portfolio Services Ltd. and Kenneth B. Dart (collectively, the “Reporting Persons”).

Eastern Capital Limited, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer’s Common Stock and Warrants to purchase Common Stock reported in this Schedule 13D. Kenneth B. Dart, Mark R. VanDevelde, Alasdair J. Foster and Sharon M. Cornwell are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited. Kenneth B. Dart and Mark R. VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman, KY1-1206, Cayman Islands, a British Overseas Territory Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd.

Mark R. VanDevelde, 10 Market Street #771, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, a British Overseas Territory Citizen / Cayman Islands, is the Chief Executive Officer of Dart Enterprises Ltd., Grand Cayman, Cayman Islands.

Alasdair J. Foster, 10 Market Street #251, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, British Citizen, is President –.Active Investments of Dart Enterprises Ltd., Grand Cayman, Cayman Islands.

Sharon M. Cornwell, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, United States Citizen, is an Executive Vice President of Dart Management Services Ltd., Grand Cayman, Cayman Islands.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used to acquire the shares of the Issuer’s common stock and warrants was the working capital of Eastern Capital Limited.

Item 4.  Purpose of Transaction.

On May 14, 2018, Eastern Capital Limited entered into a Common Stock Purchase Agreement with the Issuer to purchase 1,300,000 shares of common stock at a price per share of $2.40.

The Reporting Persons acquired the Issuer’s securities for investment purposes.

The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 876033408	Page 6 of 8

Item 5.  Interest in Securities of the Issuer.

Item 5(a)–(b)

Eastern Capital Limited beneficially owns 5,300,002 shares of the Issuer’s Common Stock, representing 38.8% of the Issuer’s outstanding Common Stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 5,300,002 shares of the Issuer’s Common Stock, representing 38.8% of the Issuer’s outstanding Common Stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 5,300,002 shares of the Issuer’s Common Stock, representing 38.8% of the Issuer’s outstanding Common Stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

The percentage ownership noted in this Schedule 13D/A is based on 10,684,516 shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 15, 2018, plus 1,300,000 additional shares of Common Stock acquired by the Reporting Persons on May 14, 2018 pursuant to the Common Stock Purchase Agreement.

Items 5(c)

The disclosure in Item 4 above is incorporated by reference herein.

Items 5(d) and 5(e) - Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the conditions of the Warrant Amendment Agreement and each Series A-1 Warrant, Series D-1 Warrant, Series E-1 Warrant and Series F-1 Warrant respectively and subsequent Reverse Stock Split:

Each Series A-1 Warrant, as amended, is exercisable at an initial exercise price of $1.20 per share, and will expire on the five year anniversary of the date of issuance.

Each Series D-1 Warrant, as amended is exercisable at an initial exercise price of $9.00 per share, and will expire on the five year anniversary of September 9, 2015.

Each Series E-1 Warrant, as amended is exercisable at an initial exercise price of $15.00 per share, and will expire on the five year anniversary of June 16, 2015.

Each Series F-1 Warrant, is exercisable at an initial exercise price of $7.20 per share, and will expire on the five year anniversary of the date of issuance.

All warrants are subject to a limit of exercise to the extent (and only to the extent) that Eastern Capital Limited or any of its affiliates would beneficially own in excess of 49.9% (the “Maximum Percentage”) of the Common Stock after giving effect to such exercise.

Copies of the form of the respective warrants, as amended, are included as Exhibits 4.6 – 4.8 and Exhibit 4.10 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2016 and are incorporated by reference herein.

A copy of the Warrant Amendment Agreement is included as Exhibit 10.3 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on August 11, 2016 and is incorporated by reference herein.

A copy of the Certificate of Change filed Pursuant to NRS 78.209 reflecting the Reverse Stock Split is included as Exhibit 3.1 to the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission on September 15, 2016 and are incorporated by reference herein.

CUSIP No. 876033408	Page 7 of 8

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2.1 Form of Amended Series A-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.6 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 11, 2016)

Exhibit 2.2 Form of Amended Series D-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.7 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 11, 2016)

Exhibit 2.3 Form of Amended Series E-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.8 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 11, 2016)

Exhibit 2.4 Form of Series F-1 Warrant to Purchase Common Stock (Incorporated herein by reference to Exhibit 4.10 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 11, 2016)

Exhibit 3 – Form of Warrant Amendment Agreement (Incorporated herein by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 11, 2016)

Exhibit 4 – Form of Certificate of Change filed Pursuant to NRS 78.209 (Incorporated herein by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on September 15, 2016)

Exhibit 5 – Common Stock Purchase Agreement (Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 15, 2018)

CUSIP No. 876033408	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
05/16/2018 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
05/16/2018 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
05/16/2018 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title